VIA FACSIMILE AND U.S. MAIL

                                                    August 29,
2005

Lauri A. Wood
Chief Financial Officer
Peoples Financial Corporation
Lameause and Howard Avenues
Biloxi, Mississippi 39533

	RE:	Form 10-K for Fiscal Year Ended December 31, 2004
      Form 10-Q for Fiscal Quarter Ended June 30, 2005
      File No. 1-12103

Dear Ms. Wood:

      We have reviewed your letter dated August 22, 2005 and have the following comment. Where indicated, we think you should revise your disclosures in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects.
We
welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the phone numbers listed below.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004

Note L - Contingencies, page 25

1. We appreciate the additional information you have provided us concerning the USF&G vs. Bank suit. In future filings, including but not limited to, your next quarterly filing, please include more detail concerning the nature and status of this litigation. You say that it is reasonably possible that a loss could be incurred related to this matter. If it is reasonably possible that such losses could be material, your description of the nature of the contingency needs to be enhanced. You should also state that an estimate of the range of loss cannot be made (if applicable at the time of filing). Please provide us with a draft of your proposed disclosures. They should address, at a minimum, the basic facts as described in your response, although no persons need be identified. Please refer to SFAS 5 for further guidance on disclosures related to loss contingencies. We also strongly urge you to include such disclosures in a Form 8-K Item
8.01 as soon as possible, and we remind you that any developments in the litigation should be reported as Item 1. in future Form 10-Qs.

*    *    *    *

      Please respond to this comment within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file.
Please understand that we may have additional comments after reviewing your responses to our comment.

      If you have any questions regarding this comment, please direct them to Ernest Greene, Staff Accountant, at (202) 551-3733 or, in his absence, to the undersigned at (202) 551-3689.

						Sincerely,



							John Hartz
							Senior Assistant Chief
Accountant

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Ms. Lauri A. Wood
August 29, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE